EXHIBIT 12.1
M&T BANK CORPORATION AND SUBSIDIARIES
Computations of Consolidated Ratios of Earnings to Fixed Charges

	Year Ended December 31
	2010		2009	2008	2007	2006
	(Dollars in thousands)
Excluding interest on deposits

Fixed charges:
Interest expense (excluding interest on deposits)		$274,584	347,166	671,946	735,257	561,686
Interest factor within rent expense (a)		31,565	29,670	24,618	21,608	20,135

Total fixed charges		$306,149	376,836	696,564	756,865	581,821

Earnings:
Income before income taxes		$1,092,789	519,291	739,779	963,537	1,231,642
Fixed charges		306,149	376,836	696,564	756,865	581,821

Total earnings		$1,398,938	896,127	1,436,343	1,720,402	1,813,463

Ratio of earnings to fixed charges, excluding interest on deposits	x	4.57	2.38	2.06	2.27	3.12

Including interest on deposits

Fixed charges:
Interest expense		$462,269	669,449	1,337,795	1,694,576	1,496,552
Interest factor within rent expense (a)		31,565	29,670	24,618	21,608	20,135

Total fixed charges		$493,834	699,119	1,362,413	1,716,184	1,516,687

Earnings:
Income before income taxes		$1,092,789	519,291	739,779	963,537	1,231,642
Fixed charges		493,834	699,119	1,362,413	1,716,184	1,516,687

Total earnings		$1,586,623	1,218,410	2,102,192	2,679,721	2,748,329

Ratio of earnings to fixed charges, including interest on deposits	x	3.21	1.74	1.54	1.56	1.81

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.